November 9, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by the Rio Tinto America Inc. Savings Plan (copy attached), which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K/A report of the Rio Tinto America Inc. Savings Plan dated November 9, 2005. We agree with the statements concerning our Firm in such Form 8-K/A. However, we make no comment whatsoever regarding the current status of the material weakness or any remedial actions taken with respect to such material weakness.

Very truly yours,


/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP


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